August 15, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720
Attention: Jean E. Minarick, Esq.

Re:	Highland Capital Management, L.P., Highland Funds Asset Management, L.P., Highland Funds I, and Highland Funds II (the “Applicants”) File No. 812-13890
Dear Ms. Minarick:
On behalf of the Applicants, we are filing today through Edgar an Amended and Restated Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Rule 12d1-2(a) of the 1940 Act (the “Amended Application”). All capitalized terms used in this letter have the meanings set forth in the Amended Application.
The Amended Application has been revised to respond to the comment letter, dated July 14, 2011 (the “Comments”) from the staff of the Securities and Exchange Commission. As requested, we are including a marked version of the Amended Application to show changes made in response to Comments against the application filed on April 8, 2010.
Set forth below is the Applicants’ response to each of the Comments.
1.	Comment: On the cover page, please insert the file number, “812-13890.”

Response: The requested change has been made.

2.	Comment: Please revise the caption to read “Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Exemption from Rule 12d1-2(a).” Please revise the first sentence on page 1 accordingly.

Response: The requested changes have been made.

3.	Comment: If the Funds’ principal underwriter currently intends to rely on the requested relief, please name it as an applicant and add it as a co-registrant when you file the amendment. Please also state (1) the form of incorporation for the principal underwriter,

(2) the jurisdiction where it is organized, and (3) whether the principal underwriter is registered under the Securities Exchange Act of 1934.

Response: The Funds’ principal underwriter does not currently intend to rely on the requested relief. Thus, the Applicants have not named it as an applicant or added it as a co-registrant. Additionally, the Applicants have removed all references to the Funds’ principal underwriter in the Amended Application and appropriate changes have been made to the section entitled “Supporting Precedent.”

4.	Comment: On page 1:

a. In the second sentence, please replace “an entity” with “any person.” Please also replace “(each, an ‘Adviser’)” with “(any such adviser or HCM or HFAM, an ‘Adviser’).”

b. Please delete the last sentence at the bottom of the page that begins “Applicants recognize that under Section 12(d)(1)(G)(i)(IV)...” Please also delete the first full sentence on page 2 that begins “Applicants are not seeking relief...”

c. In the second sentence of footnote 1, please replace “conditions” with “condition.”

Response: The requested changes have been made.

5.	Comment: In the second sentence of the last paragraph on page 2, please replace “Section 2(a)(39)” with “Section 2(a)(36).” Please also make the same change in the second sentence of the first paragraph on page 3.

Response: The requested changes have been made.

6.	Comment: On page 3, in the second sentence of the second paragraph, please replace “condition” with “the condition.”

Response: The requested change has been made.

7.	Comment: In the first full sentence on page 4, please replace “investment adviser” with “Adviser.”

Response: The requested change has been made.

8.	Comment: In the second line of the first paragraph on page 7, please delete “provision or.”

Response: The requested change has been made.

9.	Comment: In the first sentence of the first full paragraph on page 8, please replace “‘consistent with the public interest and the protection of investors’” with “‘necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fully intended by the policies and provisions of the 1940 Act.’”

Response: The requested change has been made.
Should you have any questions, please do not hesitate to call me at 617-951-7375. Thank you for your assistance.
Very truly yours,
/s/ Sarah Clinton
Sarah Clinton

cc:	Brian Mitts, Highland Capital Management, L.P. Rajib Chanda, Esq.